UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Results of Annual Shareholders’ Meeting and Appointment of New Directors

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 22, 2020--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (“Sierra Wireless” or the “Company”) is pleased to announce the results from its annual general and special meeting of shareholders (“Shareholders”) held on May 21, 2020, (the “Meeting”) and the appointment of three new independent directors to the Board of Directors of the Company (the “Board”).

Results of the Meeting

All of the nine nominees proposed by management for election to the Board at the Meeting and listed in the Company’s Management Information Circular dated April 20, 2020, (the “Circular”) were elected to the Board. The directors will remain in office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

The results of the vote on the election of directors are as follows:

Director	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Gregory D. Aasen	16,516,793	95.88%	710,445	4.12
Robin A. Abrams	16,566,046	96.16%	661,192	3.84
Russell N. Jones	16,731,536	97.12%	495,702	2.88
Lori M. O’Neill	16,754,240	97.25%	472,998	2.75
Thomas Sieber	16,762,256	97.30%	464,982	2.70
Kent P. Thexton	16,623,928	96.50%	603,310	3.50
Gregory L. Waters	16,766,993	97.33%	460,244	2.67
James R. Anderson	16,764,978	97.32%	462,260	2.68
Karima Bawa	16,746,586	97.21%	480,651	2.79

The other items of business at the Meeting were to (i) appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors; (ii) approve certain amendments to the Company’s Amended and Restated 1997 Stock Option Plan and to approve all unallocated entitlements thereunder; (iii) approve certain amendments to the Company’s 2011 Treasury Based Restricted Share Unit Plan; (iv) approve an advisory resolution to accept the Company’s approach to executive compensation; (v) approve an amendment to, and the restatement of, the Company’s Amended and Restated By-Law No. 1; and (vi) authorize the Company to amend its articles to increase the maximum number of directors of the Company from nine to twelve.

By resolution passed by way of a show of hands, Ernst & Young LLP, Chartered Professional Accountants, were appointed as auditors of the Company for the ensuing year. Proxies received as of the proxy cut-off time on May 19, 2020 with respect to the reappointment of Ernst & Young LLP, Chartered Professional Accountants were voted as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
26,295,855	99.34%	175,432	0.66%

By resolution passed by way of ballot, the Shareholders approved certain amendments to and all of the unallocated options, rights and entitlements under the Company’s Amended and Restated 1997 Stock Option Plan (the “Option Plan”), as more particularly described in the Company’s Management Information Circular dated April 20, 2020 (the “Circular”), as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,586,014	73.06%	4,641,224	26.94%

By resolution passed by way of ballot, the Shareholders approved certain amendments to the Company’s 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU Plan”), as more particularly described in the Circular, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,630,650	73.32%	4,596,587	26.68%

By resolution passed by way of ballot, the Shareholders approved a non-binding resolution approving the compensation of the Company’s named executive officers, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,727,726	73.88%	4,499,510	26.12%

By resolution passed by way of a show of hands, the Shareholders approved the amendment to, and restatement of, the Company’s Amended and Restated By-Law No. 1 (“By-Law No. 1”), as more particularly described in the Circular. Proxies received as of the proxy cut-off time on May 19, 2020 with respect to the Amendment and Restatement of By-Law No. 1 were voted as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,761,781	97.30%	465,026	2.70%

By resolution passed by way of a show of hands, the Shareholders approved a special resolution authorizing the Company to apply for a certificate of amendment under the CBCA to amend its Articles to increase the maximum number of directors of the Company from nine to twelve (the “Board Expansion Resolution”), as more particularly described in the Circular. Proxies received as of the proxy cut-off time on May 19, 2020 with respect to the amendment of the Articles were voted as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,678,338	96.82%	548,468	3.18%

No other business was voted upon at the Meeting.

Appointment of New Directors

Further to the Company’s previous press releases dated April 16, 2020 and May 6, 2020, the Company is pleased to announce the appointment of Thomas K. Linton, Martin Mc Court and Mark Twaalfhoven to the Board following the approval of the Board Expansion Resolution at the Meeting.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Media Contact:
Kim Homeniuk
+1 (604) 233-8028
khomeniuk@sierrawireless.com

Investor Contact:
David Climie
+1 (604) 231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: May 22, 2020